Exhibit 3.3

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:30 AM 05/22/2008
FILED 10:58 AM 05/22/2008
SRV 080587898 – 3343799 FILE

CERTIFICATE OF ELIMINATION
OF
SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK
OF
ZIMMER HOLDINGS, INC.

Pursuant to Section 151 (g)
of the General Corporation Law
of the State of Delaware

Zimmer Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the "DGCL"), hereby certifies as follows:

1. That, pursuant to Section 151 of the DGCL and authority granted in the Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"), the Board of Directors of the Company, by resolution duly adopted, authorized the issuance of 2,000,000 shares of Series A Participating Cumulative Preferred Stock, par value $0.01 per share, of the Company (the "Series A Preferred Stock"), and established the voting powers, designations, preferences and relative participating, optional and other special rights and qualifications, limitations or restrictions thereof, and, on August 6, 2001, filed a Certificate of Designations (the "Certificate of Designations") with respect to such Series A Preferred Stock in the office of the Secretary of State of the State of Delaware.

2. That no shares of said Series A Preferred Stock are outstanding and no shares thereof will be issued subject to the Certificate of Designations.

3. That the Board of Directors of the Company has adopted the following resolutions:

RESOLVED, that all matters set forth in the Certificate of Designations with respect to the Series A Preferred Stock be eliminated from the Certificate of Incorporation; and further

RESOLVED, that the proper officers of the Company be, and each of them hereby is, authorized and directed, in the name and on behalf of the Company, to file a Certificate with the office of the Secretary of State of the State of Delaware setting forth a copy of these resolutions whereupon all matters set forth in the Certificate of Designations with respect to the Series A Preferred Stock shall be eliminated from the Certificate of Incorporation.

4. That, accordingly, all reference to the Series A Preferred Stock, par value $0.01 per share, of the Company be, and it hereby is, eliminated from the

Certificate of Incorporation, and the shares of capital stock of the Company formerly designated as Series A Preferred Stock shall resume the status of authorized but unissued shares of preferred stock, par value $0.01 per share, of the Company.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by its duly authorized officer this 20th day of May, 2008.

ZIMMER HOLDINGS, INC.

By: /s/ Chad F. Phipps
    Chad F. Phipps
    Senior Vice President, General Counsel
     and Secretary